

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2021

Kevin Morris
Chief Financial Officer
Future Acres, Inc.
1438 9th Street
Santa Monica, CA 90401

> **Re: Future Acres, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed March 19, 2021**
> **File No. 024-11432**

Dear Mr. Morris:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 19, 2021 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Exhibits

1.   We note your response to prior comment 7 and we reissue it. Please clarify whether the exclusive forum selection provision applies specifically to claims under the Securities Act and/or Exchange Act.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson